February 2, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100F Street, NE

Washington, D.C. 20549

Attention:  Jay Webb, Accounting Reviewer

Mail Stop 3030

Re:       HepaLife Technologies, Inc.--Response to Letter dated January 13, 2010

            Form 10-K for the year ended December 31, 2008 (File No. 000-29819)

            I am authorized by HepaLife Technologies, Inc. (the “Company”) to submit the responses on its behalf pursuant to your letter dated January 13, 2010 (the “January 13th Letter”) setting forth comments (collectively, the “Staff Comments”) with respect to Amendment 1 of the Form 10-Q for the Quarter Ended June 30, 2009 (the “Form 10-Q/A”). The numbered responses are sequential with respect to the numbered paragraphs in the January 13th Letter, and are stated below.

EXPLANATORY NOTE

Comment No. 1:

We note your response to prior comment 3 where you indicate that your then Chief Financial Officer brought the issue of whether or not an amendment to the company’s financial statements was required to the attention of its Chief Executive Officer and “it was concluded on July 28, 2009 that an amended filing would be required.”  Please note that Form 8-K requires you to file the information required by Item 4.02 within four business days after the registrant’s board of directors of the officers of the registrant conclude that any previously issued financial statements should no longer be relied upon because of an error in such financial statements.  Further please note the staff’s views provided in the Division of Corporate Finance C&DI on Exchange Act Form 8-K which can be found in Question 1010.01 at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm and which clearly states that all Item 4.01 and Item 4/20 events must be reported on Form 8-K.  Please file the required Item 4.02 of Forms 8-K for all the situations where you concluded that your previously issued financial statements should no longer be relied upon because of an error in those financial statements.  Refer to General Instruction B.1 and Item 4.02 of Form 8-K.

Response to Comment No. 1:

The Company has filed Form 8-K in conjunction with this response letter as you have advised above.  Please note that we have filed one Form 8-K which addresses the three financial statement filings that were restated due to errors identified by the Company’s management relating to its implementation of EITF 07-5.  Since this notification of non-reliance on previously issued financial statements is being filed well after the submission date of the amended filings containing the restated financials, we believe it as less confusing to our investors and potential investors to address these issues and present a historical accounting of the measures taken in one Form 8-K filing.

Comment No. 2:

We note your response to our prior comment 4.  In future filings in which you present previously issued financial statements that include corrections for an error, to help investors clearly identify the impact of the restatements, please label all columns that were impacted by the restatement as “Restated”..

Response to Comment No. 2:

The Company acknowledges that in the future if it has to restate previously issued financial statements it will label all columns impacted by the correction as “Restated”.

Comment No. 3:

We note that your response letter dated December 17, 2009 was not signed.  Please resubmit a signed version of your response letter on EDGAR and ensure that your all future response letters and any other written correspondence with the Staff are appropriately signed.  Please refer to Item 302 of Regulation S-T.

Response to Comment No. 3:

In conjunction with this response letter, we have resubmitted our prior response letter with an appropriate signature.

The Company hopes that the foregoing adequately addresses all of your comments.

Respectfully,

HepaLife Technologies, Inc.

/s/ Amit S. Dang

Amit S. Dang

President and Chief Executive Officer